Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

May 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Lauren Hamill, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Hamill:

On behalf of Nationwide Mutual Funds (the "Registrant") and its series the Nationwide Loomis All Cap Growth Fund (the "Fund"), below you will find the Registrant's responses to the comments conveyed by you on April 7, 2017, with regard to Post-Effective Amendment No. 210 (the "Amendment") to the Registrant's registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the "SEC") on February 21, 2017, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "Securities Act").

Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary

1.
Comment:  The disclosure under "Principal Investment Strategies" on page 3 states, "The Fund may invest up to 25% of its net assets in foreign securities."  Please list the types of foreign securities in which the Fund may invest.

Response:  The Registrant respectfully declines to add such disclosure, as doing so may signal to investors that the Fund is limited to investing in only those foreign securities that are listed in the prospectus.  The Fund does not intend to limit itself to any particular types of foreign securities.

2.	Comment: Under "Principal Risks" on page 3, add disclosure regarding "new fund risk."

Response: The Registrant has added the following disclosure under "Principal Risks":

New fund risk – the Fund is newly formed.  The Fund's investment strategy may not be successful under all future market conditions, which could result in the Fund being liquidated at any time without shareholder approval and at a time that may not be favorable for all shareholders.

How the Fund Invests

3.
Comment:  We note that under "Key Terms," the market capitalization ranges for large-cap companies and mid-cap companies overlap (i.e., they each have a lower range of $643 million).  Consider redefining these terms so that the market capitalization ranges no longer overlap.

Response:  The Registrant respectfully declines to redefine the terms as requested.  Because the Fund is an all cap fund, it may invest in companies with any market capitalization.  The fact that the capitalization ranges for large- and mid-cap companies overlap is irrelevant, as the Fund may invest in securities of both large- and mid-cap companies as part of its principal investment strategies.

Investing With Nationwide Funds

4.
Comment:  On page 9 under "Share Classes," the disclosure states, "The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the Trust or through a financial intermediary."  As required by IM Guidance Update No. 2016-06, please provide a cross reference to the section and page of the Prospectus and Statement of Additional Information that describes these arrangements, specifically to the

U.S. Securities and Exchange Commission

Merrill Lynch disclosure that appears under "Waiver of Class A Sales Charges" on the same page.

Response: The Registrant has added the cross references to the disclosure as requested.

5.
Comment:  On page 9 under "Waiver of Class A Sales Charges," the disclosure states front-end sales charges on Class A shares are waived for investors purchasing shares through an unaffiliated brokerage firm that has an agreement with the Distributor.  Any such broker should be disclosed in a cross reference as described in Comment 4 above.

Response:  The Registrant respectfully declines add such a cross reference.  This disclosure predates the SEC's new dealer-defined sales load structure that was articulated recently in IM Guidance Update No. 2016-06.  Consistent with both Rule 22d-1 and Form N-1A, these disclosures are intended to identify the categories of investors to whom sales load waivers are available, and not to specifically describe any particular intermediary's sales load regime that differs from the normal sales load regime established by the Fund.  If the Registrant were required to identify every intermediary with which it might have an agreement providing for such intermediary's customers to have a waiver, the list would likely be long and constantly in need of updating, which would pose a burden on the Registrant and would not be helpful to investors.  This type of categorical description is different from the types of dealer-defined sales load waivers or features that a dealer applies.

6.	Comment: Consider adding a separate heading to the Merrill Lynch disclosure that appears on page 9 under "Waiver of Class A Sales Charges" and on page 10 under "Reduction of Class A Sales Charges."

Response: The Registrant has added the headings as requested.

Statement of Additional Information

Additional Information on Portfolio Instruments, Strategies and Investment Policies

7.
Comment:  On page 17 under "Restrictions on Certain Investments," the disclosure states that the Fund may invest up to 10% of its total assets in securities of other investment companies.  Since the Fund does not include a separate line item for acquired fund fees and expenses in its fee table, confirm that the Fund estimates that such acquired fund fees and expenses will not exceed 1 basis point.

Response: The Registrant confirms that the acquired fund fees and expenses for the Fund will not exceed 1 basis point for the applicable period.

U.S. Securities and Exchange Commission

8.
Comment:  On page 24 under "Restricted, Non-Publicly Traded and Illiquid Securities," the disclosure states that the Fund may not invest more than 15% of its net assets, in the aggregate, in illiquid securities.  Please confirm that the Fund will not acquire illiquid assets if, immediately after such acquisition, the Fund's holdings of illiquid assets would exceed 15% of the Fund's net assets.

Response:  The Registrant confirms that the Fund will not acquire illiquid assets if, immediately after such acquisition, the Fund's aggregate illiquid holdings would exceed 15% of the Fund's net assets.

Trustees and Officers of the Trust

9.
Comment:  On page 43 under "Compensation of Trustees," footnote 1 to the table states that as of October 31, 2016, the Fund Complex included 114 investment company funds.  Another recently filed registration statement listed this number as 117.  Please confirm the correct number of funds in the Fund Complex.

Response: The Registrant confirms that as of October 31, 2016, there were 114 funds in the Fund Complex. The footnote has been updated.

Additional Information on Purchases and Sales

10.
Comment: On page 58 under "Waiver of Class A Sales Charges," the disclosure states that Class A sales charges may be waived for sales of shares to "any person purchasing through an account with an unaffiliated brokerage firm having an agreement with the Distributor."  Please list the firms with which the Distributor has such an agreement.

Response: The Registrant respectfully declines to add such disclosure.  There is no requirement under Form N-1A for a listing of all such unaffiliated brokerage firms.  Such a list may confuse investors by providing too much information that may not be relevant.  Additionally, there is disclosure in both the Prospectus and SAI that prompts investors to inquire with their financial intermediary regarding choosing the appropriate share class and the availability of sales charge waivers.

11.
Comment:  The last paragraph on page 58 states, "Certain brokers or financial intermediaries may be unable operationally to implement the sales charge waivers offered to certain of the foregoing categories of investors."  Please explain this statement in the comment response letter.

Response:  This statement is meant to inform investors that at certain times, certain brokers may not be able to implement the waivers due to internal operational constraints.  The disclosure is not specific to any one broker.

U.S. Securities and Exchange Commission

12.	Comment: Consider adding separate headings to the Merrill Lynch disclosure that appears on page 60 under "Letter of Intent Discount" and "Waiver of CDSC for Class A Shares."

Response: The Registrant has added the headings as requested.

13.
Comment:  The disclosure on page 62 under "Accounts with Low Balances" states that the Trust reserves the right to sell the rest of a shareholder's shares and close its account if the shareholder makes a sale that reduces the value of the account to less than $2,000.  Please add disclosure here stating that the closing of an account could be a taxable event and add a cross reference to the applicable discussion under "Additional General Tax Information for the Fund."

Response: The Registrant has updated the disclosure as requested.

Investor Services

14.
Comment:  Under "Undeliverable Mail" on page 67, the disclosure states, "The assets in your mutual fund account may be transferred to the state in which you reside if no activity occurs within your account during the 'inactivity period' specified in your state's abandoned property laws."  Please move this disclosure to a stand-alone section.

Response: The Registrant has moved the disclosure to a stand-alone section as requested.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire